

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 21, 2008

Mr. Bruce Weitzberg
Chief Executive Officer
Blue Mountain Resources Inc.
245 Marcus Blvd.
Hauppauge, NY 11788

> **Re:** **Blue Mountain Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 11, 2008**
> **Item 4.02 Form 8-K/A**
> **Filed May 20, 2008**
> **File No. 333-143694**

Dear Mr. Weitzberg:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed May 20, 2008

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note your Form 8-K amendment responding to prior comment 1. Please further amend your Form 8-K to include the date that your former independent accountant was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. In addition, file as Exhibit 16.1 to your next Form 8-K/A an updated letter from your former accountant stating whether it agrees or disagrees with the statements in your next Form 8-K/A insofar as they relate to its firm. Please be sure the letter contains a new date.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief